UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	July 8, 2010	Announcement regarding Impairment Loss on Marketable Securities and Investments for the First Quarter of Fiscal 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: July 8, 2010

Exhibit 1
[Translation]
July 8, 2010
To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Director and
General Manager of Corporate Planning
(Telephone: 075-682-1010)
Announcement regarding Impairment Loss on
Marketable Securities and Investments for the First Quarter of Fiscal 2011
     Recent declines in the fair market values of certain marketable securities and investments held by Wacoal Holdings Corp. (the “Company”) and its consolidated subsidiaries have been determined to be other-than-temporary declines. As a result, the Company will recognize an impairment loss on marketable securities and investments for the first quarter of fiscal year ending March 31, 2011 (Fiscal 2011). The details of this impairment loss as follows:

1.	Impairment Loss during the First Quarter of Fiscal 2011

		Non-consolidated	Consolidated
(A)	Total impairment loss on marketable securities and investments for the first quarter of fiscal 2011 (from April 1, 2010 to June 30, 2010)	3 million yen	960 million yen

*	The Company applies U.S. accounting standards to its consolidated financial statements.

*	For the first quarter, securities were valued on a consolidated basis under the lower-of-cost-or-market-value method, and securities were valued on a non-consolidated basis by adding back the credited reserve amount in full to the income for the following quarter.

*	A major impairment loss on a consolidated basis is the impairment loss of 866 million yen for the listed securities held by Wacoal Corp.

*	The fiscal year-end of the Company is March 31.
Impairment loss as a percentage of net assets, ordinary income and net income:

		Non-consolidated	Consolidated
(B)	Total net assets as of March 31, 2010	142,459 million yen	173,553 million yen
	(A/B x 100)	0.0%	0.6%
(C)	Total ordinary income as of March 31, 2010	3,106 million yen	3,810 million yen
	(A/C x 100)	0.1%	25.2%
(D)	Total net income as of March 31, 2010	2,887 million yen	2,524 million yen
	(A/D x 100)	0.1%	38.0%

*	The consolidated figures above are based on U.S. accounting standards, under which “operating income” is set forth under “ordinary income”.

2.	Forecast
     We will promptly announce any necessary amendments to our forecast of consolidated results for the fiscal year ending March 31, 2011.